ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «СУРГУТНЕФТЕГАЗ»

ул.Кукуевицкого [redacted] ская Федерация, 628415
Тел.: (346 [redacted] 2-64-94, 42-64-95

«04th» May 2008 г.

08002589

№ 46-12-169

[hand over personally by courier]
Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0302
USA

SUPPL

Re: Surgutneftegas OJSC (File No. # 82-4302–Rule 12g3-2(b)

Dear Sirs!

In connection with OJSC "Surgutneftegas" (hereinafter referred to as the "Company") exemption from submitting a complete set of accounts under Rule 12g3-2(b) adopted as an Amendment to the Securities Exchange Act of 1934, we hereby submit the information on significant fact "Information on the facts contributing to a single increase (decrease) of net profit or net loss of the Issuer by over 10 per cent" dated April, 30th, 2008.

This material is furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Securities Exchange Act with the understanding that this information and documents are not to be registered by the Securities and Exchange Commission, and they are not able to entail liability in accordance with Section 18 of the Securities Exchange Act.

If you have any questions or remarks on the enclosed document, please do not hesitate to contact **Anton Molchanov** at **(7 495) 628 52 71** or **Andrey Serebryakov** at **(7 3462) 42 63 41.** Please date the stamp on the enclosed copy of this letter and return it to **Tatiana Makarkina, The Moscow Office of OJSC "Surgutneftegas", ul. Myasnitskaya, 34, Building 1, Moscow, Russian Federation, 101000.**

Enclosure: a copy of 1 page.

Sincerely yours,

Andrey N. Serebryakov

Securities Division
Deputy Head

5/19

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «СУРГУТНЕФТЕГАЗ»

ул.Кукуевицкого, 1, г.Сургут, Тюменская обл., Российская Федерация, 628415
Тел.: (3462) 42-61-33, 42-60-28, факс: (3462) 42-64-94, 42-64-95

«04th» May 2008 г. № 46-12-168

[вручить лично через курьера]

Комиссия по ценным бумагам и биржам,
Отделение корпоративных финансов
20549, Вашингтон, Н.В., округ Колумбия,
Пятая Стрит, 450
США

О направлении информации
о существенных событиях
(файл №82-4302), правило 12g3-2(b)

Уважаемые дамы и господа!

В связи с освобождением ОАО «Сургутнефтегаз» (далее «Общество») от предоставления полной отчетности согласно правилу 12g3-2(b), принятому в качестве поправки к Закону о торговле ценными бумагами 1934 года, направляем Вам сообщение о существенном факте «Сведения о фактах, повлекших разовое увеличение (уменьшение) чистой прибыли или чистых убытков эмитента более чем на 10 процентов» от 30 апреля 2008 г.

Данный материал предоставляется в соответствии с разделом (b) (1) (i) правила 12g3-2 Закона о торговле ценными бумагами, при этом подразумевается, что данная информация и документы не будут зарегистрированными Комиссией по ценным бумагам и биржам, и они не могут повлечь ответственность в соответствии с разделом 18 Закона о торговле ценными бумагами.

Если у Вас возникают вопросы или замечания по поводу прилагаемого документа, просьба обращаться к **Антону Молчанову** по телефону **(7 495) 628 52 71** или к **Андрею Серебрякову** по телефону **(7 3462) 42 63 41.** Пожалуйста, проставьте дату на прилагаемой копии настоящего письма и перешлите его обратно на имя **Татьяны Макаркиной, Московское представительство ОАО «Сургутнефтегаз», по адресу: 101000 Россия, Москва, ул. Мясницкая, 34, Строение 1.**

Приложение: на 1 л. в 1 экз.

С уважением,

Заместитель начальника
управления ценных бумаг — А.Н.Серебряков

Колесникова
(7 3462) 42 65 02

Information on significant fact
"Information on the facts contributing to a single increase (decrease) of net profit or net loss of the Issuer by over 10 per cent"

1. General Information	
1.1. The Issuer's full corporate name	***Open Joint Stock Company "Surgutneftegas"***
1.2. The Issuer's abbreviated corporate name	***OJSC "Surgutneftegas"***
1.3. The Issuer's location	***ul. Kukuyevitskogo 1, Surgut, Tyumenskaya Oblast, Russian Federation***
1.4. The Issuer's OGRN code	***1028600584540***
1.5. The Issuer's taxpayer identification number (INN)	***8602060555***
1.6. The Issuer's unique code as assigned by the registering authority	***00155-A***
1.7. Website used by the Issuer to disclose information	***www.surgutneftegas.ru***

2. Information Content

2.1. The fact resulted in a single increase (decrease) of net profit or net loss of the Issuer by over 10 per cent: ***net profit decrease.***

2.2. Date of the fact resulted in a single decrease of net profit of the Issuer by over 10 per cent: ***April 28, 2008.***

2.3. The size of the Issuer's net profit for 4Q2007: ***31,941,537 thousand rubles.***

2.4. The size of the Issuer's net profit for 1Q2008: ***19,518,917 thousand rubles***.

2.5. Change in the Issuer's net profit:
in absolute terms: ***-12,422,620 thousand rubles;***
in percentage terms:***-38.89%.***

3. Signature

3.1. ***Director General***
OJSC "Surgutneftegas" ____________________ ***Vladimir L. Bogdanov***

3.2. Date April 30, 2008 Stamp

3.3. ***Chief Accountant***
OJSC "Surgutneftegas" ____________________ ***Mikhail N. Globa***

3.4. Date April 30, 2008

END